Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-4499 (212) 818-8800

(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

September 10, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bowen Acquisition Corp
Amendment No. 1 to
Draft Registration Statement on Form S-4
Submitted July 19, 2024
CIK No.: 0001973056

Ladies and Gentlemen:

On behalf of Bowen Acquisition Corp (“Company”), we respond as follows to the Staff’s comment letter, August 16, 2024, relating to the above-captioned Draft Registration Statement on Form S-4 (“Registration Statement”). Captions and page references herein correspond to those set forth in the amended Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Amendment No.1 to Draft Registration Statement on Form S-4

Letter to Bowen Shareholders, page i

1.	Please note here, as you do elsewhere, that Bowen retained Newbridge Securities to evaluate the fairness, from a financial point of view, to the Public Shareholders of the Merger Consideration to be paid to the Qianzhi equityholders in the Merger. Please refer to Item 1604(a)(1) of Regulation S-K.

We have revised the disclosure on page i of the Registration Statement as requested.

2.	We note your statement that “No compensation has been or will be received by Bowen’s SPAC Sponsors (as defined in Section 1601(c) of Regulation S-K), their affiliates or promoters in connection with the Business Combination or any related financing transaction, and no securities have been or will be issued by Bowen to its SPAC Sponsors, their affiliates or promoters in connection with the Business Combination or any related financing transaction.” Please revise to provide all the disclosures pursuant to Item 1604(a)(3) of Regulation S-K.

We have deleted the statement that previously appeared on pages v, 15, 32, 114 and 228, and added the information required pursuant to Item 1604(a)(3) of Regulation S-K on page v, within the forepart of the Registration Statement, which cross references a new subsection entitled “SPAC Sponsors and their affiliates” which has been added on page 158 of the Registration Statement.

Securities and Exchange Commission

September 10, 2024

3.	We note your revise disclosure in the letter to shareholders in response to prior comment 5; however, all of the provisions remain under proposal 2 on pages 131-132 in the combined proxy statement/prospectus; therefore, we reissue the comment. In addition, please provide your form of proxy as an appendix with your next submission. Refer to the Note to Exchange Act Rule 14a-4(a)(3) (form of proxy shall not be filed as an exhibit).

We have updated the proposal structure to conform to the Commission’s unbundling requirements as described in prior comment 5. The form of proxy is now included as Annex E in the Registration Statement.

Questions and Answers About the Bowen Shareholder Proposals

Q: What happens if a substantial number of Public Shareholders exercise their redemption rights?, page 19

4.	We note your response to prior comment 6. Please amend the prospectus to include the representations in your response letter.

We have revised the disclosure on page 10 of the Registration Statement as requested.

Summary of the Proxy Statement/Prospectus

Organizational Structure of NewCo and Qianzhi, page 23

5.	We note your revised organizational chart in response to prior comment 13. Please revise the chart to use both fonts and graphics large enough to be easily legible. In addition, please revise the narrative before the chart to further clarify what the chart represents.

We have inserted a new organizational chart on pages 23 and 168 of the Registration Statement as requested. We have also revised the introductory narrative to the chart to provide further clarity as to what the chart depicts as requested.

Securities and Exchange Commission

September 10, 2024

Bowen Board’s Reasons for Approval of the Business Combination, page 28

6.	Please disclose the reasons of the SPAC for the structure and timing of the de-SPAC transaction and any related financing transaction. Please refer to Item 1604(b)(3) of Regulation S-K.

We have revised the disclosure on page 28 of the Registration Statement, and also within the “Proposal 1: The Business Combination Proposal” section on pages 108 (with respect to the de-SPAC transaction, the Business Combination) and 113 (with respect to the related financing transaction, the contemplated PIPE Financing) as requested.

Permissions Required from the PRC Authorities for New Bowen’s Operations, page 35

7.	We note your revised disclosure in response to prior comment 10 and re-issue the comment in part. Please state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please revise the disclosure on page 37 to disclose the Chinese law firm on whose advice you have relied to determine that Qianzhi is not required to apply or complete any cybersecurity review from PRC governmental authorities, including the CAC. Please also revise the disclosure on page iv of the shareholder letter to clarify the status of and beliefs regarding each companies’ need for filing and status of compliance.

We have revised the disclosures on page 35 of the Registration Statement to add affirmative disclosures pertaining to the permissions or approvals that Qianzhi requires to conduct its business operations. In addition, on page 37, we have revised the disclosure to state the identity of the Chinese law firm on whose advise Qianzhi relied to determine whether it is required to apply or complete any cybersecurity review from PRC governmental authorities. Lastly, we have revised the disclosure on page iv of the shareholder letter to include the requested disclosure.

Our insurance coverage may not be sufficient to cover all risks in relation to our business operations..., page 53

8.	We reissue comment 16 in part. Please revise the heading to this risk factor to clarify the nature of the risk described in the risk factor. It appears your earlier disclosure, that your insurance coverage is insufficient to protect you against most losses, should be reflected in the risk factor heading.

We have revised the heading of the above-referenced risk factor as requested on page 53 of the Registration Statement.

Securities and Exchange Commission

September 10, 2024

Background of the Business Combination, page 117

9.	We note your revised disclosure that “Mr. Zhang sent to Qianzhi’s management a draft non-binding letter of intent for the proposed business combination for review, which included a proposed transaction structure and a range of pre-money equity value for Qianzhi based on the financial information provided by Qianzhi to Bowen and preliminary P/E multiples based on a comparable companies analysis performed by Bowen.” Please disclose the range of pre-money equity values included in the letter of intent. Additionally, please provide additional detail regarding the financial information provided by Qianzhi and how this information was used to prepare the valuations. Finally, please disclose the P/E multiples and list of comparable companies used to prepare these valuations.

We have revised the disclosure on page 117 of the Registration Statement to provide the above-referenced information as requested.

10.	We note your revised disclosure in response to prior comment 23 and re-issue the comment in part. Please revise your disclosure in this section to note:

●	any discussions about the need to obtain additional financing for the combined company, such as a PIPE transaction, and the negotiation/marketing processes; and

●	any discussions about continuing employment or involvement for any persons affiliated with the SPAC before the merger, any formal or informal commitment to retain the financial advisors after the merger, and any pre-existing relationships between SPAC sponsors and additional investors.

We have revised the disclosure on page 117 of the Registration Statement as requested.

Opinion of Newbridge Securities, Fairness Opinion Provider, page 121

11.	We note your revisions in response to prior comment 24. Your disclosure that “the average market capitalization and revenue of the companies included in the dataset were larger than Qianzhi’s” may not adequately convey the significance of the difference between Qianzhi and the companies, which have high market capitalization, an extensive history of operations and recent annual net sales between $5 billion and $82 billion. Please provide a discussion of the differences between Qianzhi and the companies selected with quantified information as necessary to convey the magnitude of the differences. Clearly explain the impact on the usefulness of the analysis.

We have revised the disclosure on page 122 of the Registration Statement as requested.

12.	We note your revisions in response to prior comment 25. Please expand your discussion of the transactions used in your Comparable Precedent M&A Transaction Analysis to clearly disclose the result is heavily impacted by transactions involving much larger companies with multiple billions in annual net sales or similar disclosure that conveys the magnitude of the differences. Clearly explain the impact on the usefulness of the analysis.

We have revised the disclosure on page 123 of the Registration Statement as requested.

Securities and Exchange Commission

September 10, 2024

13.	Here or elsewhere in the proxy statement/prospectus, please describe the method of selection used to retain Newbridge. Please refer to Item 1607(b)(3) of Regulation S-K.

We respectfully direct the Staff to the disclosure contained on 121 of the Registration Statement under the caption “Opinion of Newbridge Securities, Fairness Opinion Provider” which states as follows:

“Bowen retained Newbridge to act as its financial advisor in connection with the Business Combination. Newbridge, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Bowen selected Newbridge to act as its financial advisor in connection with the Business Combination on the basis of Newbridge’s experience in similar transactions and its reputation in the investment community.”

Accordingly, the method that Bowen employed in choosing Newbridge was already described. As a result, we have not revised the disclosure in the Registration Statement in response to this comment.

Unaudited Prospective Financial Information of Qianzhi, page 126

14.	We note your response to comment 32 and reissue in part. Please provide a detailed explanation of the basis for the annual revenue growth rate of 71% to 101% used for 2025 through 2028. Explain (1) Whether Qianzhi has any new products that are ready to launch in 2025, (2) any planned new sales channel or new markets in place, and (3) how your future product development and marketing channel increased Qianzhi’s customer base. We note several assumptions listed on page 127.

We have revised the discussion on page 124 of the Registration Statement to include further detail regarding the basis for Qianzhi’s projected annual revenue growth rate as requested.

Unaudited Pro Forma Financial Statements , page 140

15.	We note your response to comment 39, please revise Note (A) on page 143 to disclose how you derived Bowen’s statement of operations for twelve months ended March 31, 2024.

We have revised page 148 of the Registration Statement to add a new Note 5 to disclose how Bowen’s unaudited historical statement of operations for the twelve months ended March 31, 2024 were derived as requested.

Securities and Exchange Commission

September 10, 2024

16.	We note your response to comment 41. It appears Earn-out shares are part of the Merger Consideration. Tell us your consideration of recording Earn-out shares as a liability upon the closing of the acquisition. In addition, provide us the computation of the Merger Consideration Value, as requested previously.

In light of the Staff’s comment, the Company has revised the disclosure on page 144 of the Registration Statement to include the earn-out shares as equity and include them in the Merger Consideration value. The earn-out shares will be issued if and to the extent certain net income milestones are achieved by New Bowen and its subsidiaries during the fiscal years ended March 31, 2025 and 2026. Based on Qianzhi’s projections disclosed on page 126 of the Registration Statement, the Company determined that these net income milestones are achievable.

17.	We note your response to comment 43, please reflect the PIPE Financing in the Pro Forma financial statements.

We revised the disclosure on page 144 of the Registration Statement to reflect the issuance of 500,000 Bowen Ordinary Shares for an aggregate of $5.0 million in the proposed PIPE Financing on the unaudited pro forma condensed combined balance sheet as requested.

Material U.S. Federal Income Tax Effects of the Business Combination, page 146

18.	We note your response to prior comment 48 that “[b]ecause the Registration Statement as currently drafted does not contain a representation as to the qualification of the Business Combination for tax-free treatment, we respectfully submit that no tax opinion is required to be filed.” Item 1605(b)(6) of Regulation S-K requires disclosure in the prospectus of the federal income tax consequences of the de-SPAC transaction to the SPAC, the target company, and their respective security holders. Please revise your tax disclosure to clearly address the tax consequences of the de-SPAC transaction. We also note your statement on page 149 that “[h]olders of Bowen Ordinary Shares (whether or not U.S. Holders, and, in each case, as described below, whether or not Bowen or New Bowen are treated as a PFIC for U.S. federal income tax purposes or the Business Combination qualifies as a Reorganization) will not recognize gain or loss for U.S. federal income tax purposes in the Business Combination.” This appears to be a representation that the Business Combination will qualify for tax-free treatment. As such, please revise to file an opinion of counsel regarding this and any material federal tax consequences of the Merger.

We have filed an opinion of counsel as Exhibit 8.1 to the Registration Statement as requested, and we have revised the disclosure on page 152 of the Registration Statement as requested.

Securities and Exchange Commission

September 10, 2024

19.	The disclosure in this section appears limited to the material United States federal income tax consequences of the Business Combination to the holders of Bowen Ordinary Shares. Please expand your disclosure to address the Federal income tax consequences of the Business Combination to Bowen, Qianzhi, and Qianzhi’s security holders. Please refer to Item 1604(b)(6) of Regulation S-K.

We have revised the disclosure on page 152 of the Registration Statement as requested.

SPAC Sponsors, page 156

20.	Please describe the general character of the SPAC sponsor’s business. Please refer to Item 1603(a)(2) of Regulation S-K.

We have revised the disclosure on page [156] of the Registration Statement, within the new subsection entitled “SPAC Sponsors and their affiliates,” as requested.

21.	Please identify the controlling persons of the SPAC sponsor. Disclose, as of the most recent practicable date, the persons who have direct and indirect material interests in the SPAC sponsor, as well as the nature and amount of their interests. Please refer to Item 1603(a)(7) of Regulation S-K.

We have revised the disclosure on page 156 of the Registration Statement to include the above-referenced information as requested.

Information About NewCo and Qianzhi

Intellectual Property and Research and Development:, page 163

22.	We note your response to prior comment 51. Please revise to refrain from characterizing these business partners as “well-recognized” organizations and research institutions or revise to clarify the terms of your contracts with them as explained in your response.

We have revised the discussion on page 166 of the Registration Statement accordingly.

Product Testing , page 168

23.	We note your response to prior comment 52 and your statement that “[t]he products in our Qianzhi Yang® Private Care Series and our Zone Clean® Hypochlorite Disinfectant Series satisfy all applicable regulatory standards with a demonstrated bactericidal effect between 90 and 99%.” Please reconcile this statement with the claims in your graphics that your products achieved more than 99% bactericidal effect and 99.999% effect. Please also clarify the “applicable regulatory standards” by revising this section and your “Government Regulations” section beginning on page 179 to clarify which category of current government standards, regulations and/or licensing requirements apply to your various products, including these products.

We have reconciled the statements in the Registration Statement with the corresponding graphics that appear on pages 169 and 171 of the Registration Statement as requested. We have further revised the graphics to be consistent with the statements in the text of the Registration Statement concerning the range of demonstrated bactericidal effect. In addition, with respect to the discussion regarding the regulatory standards applicable to these products, on page 171 we have included a cross-reference to the “Government Regulations” discussion beginning on page 182 of the Registration Statement and have revised that discussion to clarify the category of standards that are applicable to Qianzhi’s various products.

Securities and Exchange Commission

September 10, 2024

Information About NewCo and Qianzhi Intellectual Property, page 172

24.	We note your revised disclosure in response to prior comment 54 that “Qianzhi owns 27 patent rights for utility models, which will expire between 2030 and 2032; 3 patent rights for designs, which will expire in 2037; and 1 patent right for an invention, which will expire in 2039.” Please expand on this disclosure to provide the type of patent protection and expiration year for the patents related to your ozone-based personal care products, cosmetic products and your disinfection products rather than aggregating the disclosure.

We have revised the discussion on page 175 of the Registration Statement accordingly.

Certain Relationships and Related Person Transactions Bowen Related Party Transactions, page 220

25.	We reissue comment 59 in part. Please revise to disclose the persons related to TenX Global Capital and other members of Bowen Holdings LP you have not identified. Also revise to disclose which of the Sponsors agreed to loan Bowen the IPO expenses, the amounts paid to date to (1) Bowen Holding LP for “certain general and administrative services, including office space, utilities and administrative support;” and (2) TenX Global Capital. Finally, please revise to disclose the non-interest bearing loans Bowen has received to date from Bowen’s initial shareholders, officers, directors and their affiliates, identifying those individuals.

We have revised the disclosure on pages 158, 159, 160 and 228 of the Registration Statement to include the requested information.

Signatures, page II-5

26.	We note that Qianzhi Group Holding (Cayman) Limited has been added as a co-registrant. However, it appears you have only included a signature block for the registrant. The registration statement must be signed by the registrant, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer, and by at least a majority of the board of directors or persons performing similar functions. If the registrant is a foreign person, the registration statement must also be signed by its authorized representative in the United States. Please revise the Signatures section to include all required signatures. Please refer to Instruction 1 to the Signatures section of Form S-4.

We have revised the Signature Page of Qianzhi Group Holding (Cayman) Limited and have added a separate signature page by its authorized representative in the United States. Supplementally, Qianzhi advises the Staff that as of the filing date of this amendment to the Registration Statement, Ms. Xiaoqin Lin serves as the sole officer and sole director of Qianzhi Group Holding (Cayman) Limited. Accordingly, she is the only individual signing the Registration Statement on behalf of such entity.

Securities and Exchange Commission

September 10, 2024

General

27.	We note your revised disclosure on page 101 in response to comment 65 and reissue the comment in part. Please revise the risk factor to disclose the location of the non-U.S. persons with ties to Qianzhi, Bowen and related entities whom we asked you to identify in our comment. Please also revise the section of your document addressing the Enforceability of Civil Liabilities to address the locations of your officers and directors who are non-U.S. persons. Refer to Item 101(g) of Regulation S-K.

We have revised the risk factor on page 101 of the Registration Statement to include the location of the non-U.S. persons with ties to Qianzhi as requested.

28.	Please include the disclosure required by Item 1603(c) of Regulation S-K.

We respectfully direct the Staff to the disclosure appearing on page 115 of the Registration Statement within the “Bowen Officer and Director Fiduciary Duties and Contractual Obligations” subsection of the “Proposal 1: The Business Combination Proposal” section. Accordingly, we have not revised the disclosure in the Registration Statement in response to this comment.

29.	Please include the disclosure required by Item 1605(c) of Regulation S-K.

We have revised the disclosure and respectfully direct the Staff to the disclosure now appearing on page 115 of the Registration Statement within a new “Material Effects of the Business Combination and potential PIPE Financing” subsection of the “Proposal 1: The Business Combination Proposal” section.

30.	Please include the disclosure required by Item 1606(c) of Regulation S-K.

In accordance with Item 1606(c) of Regulation S-K, we have revised the disclosure on pages x, 16, 31 and 95 of the Registration Statement to include the required information as requested.

* * * * * * * * * *

Securities and Exchange Commission

September 10, 2024

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Jiangang Luo, CEO
Liangwen Wang, CFO